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[ING Funds Logo]

September 19, 2006

VIA EDGAR

Mr. Brion R. Thompson, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:  ING EQUITY TRUST
     (FILE NOS. 333-56881; 811-8817)
     ING INVESTMENT FUNDS, INC.
     (FILE NOS. 002-34552; 811-1939)

Dear Mr. Thompson:

This letter responds to comments provided to Jay Stamper and Paul Caldarelli on August 29, 2006, for Post-Effective Amendment Nos. 71 and 64 to the Registration Statements on Form N-1A for ING Equity Trust and ING Investment Funds, Inc. ("Registrants"), respectively. Our summary of the comments and our responses thereto are provided below.

The discussion below focuses on the Class A, Class B, Class C and Class M Prospectus, the related Statement of Additional Information ("SAI"), and the Domestic Equity Annual and Semi-Annual Reports for ING Equity Trust and ING Investment Funds, Inc. Conforming changes were made, where applicable, to the Class I and Class Q Prospectus and Class O Prospectus. In addition, attached is the requested Tandy Letter (Attachment A).

COMBINED CLASS A, CLASS B, CLASS C AND CLASS M PROSPECTUS

Principal Investment Strategies - (pg. 8 - ING Disciplined LargeCap Fund)

1. Comment: The Staff noted that the principal investment strategies section states that the Fund normally invests at least 80% of its total assets in common stocks included in the Standard & Poor's 500(R). The Staff's position is that the index includes companies whose market capitalization may be considered low for a "large cap" fund. As a basis of comparison, ING LargeCap Value Fund states a minimum market capitalization. Please explain how the Fund's investment strategies comply with Rule 35d-1 and the use of "Large Cap" in the name.

     Response: The Registrant has revised the disclosure to include companies whose market capitalization is at least $3 billion.

Investment Objective - (pg. 10 - ING Fundamental Research Fund)

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2.   Comment: Please define the concept of "total return", which is stated in the Fund's investment objective. The concept can be described as a definitional sentence in either the Fund's investment objective or principal investment strategies section.

     Response:The Registrant believes that the term "total return" is a known industry standard that does not require further definition.

How The Fund Has Performed - (pg. 23 - ING LargeCap Value Fund)

3. Comment: Please explain why years 1996-2005 are shown on the bar chart if performance will only be shown for 2005.

     Response: The years 1996-2004, while blank, are shown for consistency of presentation with all other prospectuses.

Principal Investment Strategies - (pg. 24 - ING MagnaCap Fund)

4. Comment: The Staff noted that the principal investment strategies section states that the Fund will normally invest at least 80% of its assets in common stock of large companies and indicates that the Sub-Adviser will generally not invest in companies with a market capitalization below $1 billion. Please explain why such a low floor is set for the market capitalization of large-cap companies when ING SmallCap Value Fund on page 30 sets the market capitalization of small-cap companies at $2 billion or less.

     Response: The Registrant has revised the disclosure to include companies whose market capitalization is at least $3 billion.

What You Pay To Invest - (pg. 34)

5. Comment: Please consider moving the footnotes 1-6 that appear under the table entitled "Fees You Pay Directly" to the end of the fee table discussion.

     Response: The Registrants believe that the current presentation is clearer and helps to avoid confusion between the footnotes to the sections entitled "Fees You Pay Directly" and "Operating Expenses Paid Each Year by the Funds." The Registrants appreciate the Staff's comment, however, the Registrants believe that the disclosure is appropriate in its current location. Accordingly, no change has been made.

What You Pay To Invest - (pg. 36)

6. Comment: Please explain why footnote (4) is not indicated anywhere in the table.

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     Response: Footnote (4) corresponds to specific funds in the Class A table
     (ING Convertible Fund, ING Disciplined Large Cap Fund, ING MidCap Opportunities Fund, ING SmallCap Opportunities Fund and ING Financial Services Fund). The footnote is designated for those specific Funds for Class A under the column entitled "Distribution and Service (12b-1) fees."

Performance of Similar Opportunistic LargeCap Accounts Managed by ING IM (pg. 51 Management of the Funds - Advisers and Sub-Advisers)

7. Comment: Please confirm whether the Sub-Adviser manages substantially similar mutual funds as well as similar accounts or similar accounts only, as disclosed in this section. If there are similar mutual funds which the Sub-Adviser manages, please modify the disclosure to include this statement.

     Response: The Registrant has revised the disclosure for all composites to state that where composite performance is shown, the accounts included in the composite may include separate accounts, registered mutual funds, private investments funds and other client accounts. The Registrant believes that this updated disclosure lets investors know that different kinds of clients comprise the composites. However, the Registrant believes that setting out the specific composition of each composite would not add anything useful to the disclosure and would be burdensome.

Performance of Similar LargeCap Growth Accounts Managed by Wellington Management Company, LLP (pg. 53 Management of the Funds - Advisers and Sub-Advisers)

8. Comment: Please confirm whether the Sub-Adviser manages substantially similar mutual funds as well as similar accounts or similar accounts only, as disclosed in this section. If there are similar mutual funds which the Sub-Adviser manages, please modify the disclosure to include this statement.

     Response: The Registrant has revised the disclosure for all composites to state that where composite performance is shown, the accounts included in the composite may include separate accounts, registered mutual funds, private investments funds and other client accounts. The Registrant believes that this updated disclosure lets investors know that different kinds of clients comprise the composites. However, the Registrant believes that setting out the specific composition of each composite would not add anything useful to the disclosure and would be burdensome.

Performance of Similar Large Cap Value Separate Accounts Managed by Brandes (pg. 55 Management of the Funds - Advisers and Sub-Advisers)

9. Comment: Please confirm whether the Sub-Adviser manages substantially similar mutual funds as well as similar accounts or similar accounts only, as


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     disclosed in this section. If there are similar mutual funds which the
     Sub-Adviser manages, please modify the disclosure to include this statement.

     Response: The Registrant has revised the disclosure for all composites to state that where composite performance is shown, the accounts included in the composite may include separate accounts, registered mutual funds, private investments funds and other client accounts. The Registrant believes that this updated disclosure lets investors know that different kinds of clients comprise the composites. However, the Registrant believes that setting out the specific composition of each composite would not add anything useful to the disclosure and would be burdensome.

Performance of Similar Mid Cap Value Accounts Managed by Tradewinds (pg. 57 Management of the Funds - Advisers and Sub-Advisers)

10. Comment: Please confirm whether the Sub-Adviser manages substantially similar mutual funds as well as similar accounts or similar accounts only, as disclosed in this section. If there are similar mutual funds which the Sub-Adviser manages, please modify the disclosure to include this statement.

     Response: The Registrant has revised the disclosure for all composites to state that where composite performance is shown, the accounts included in the composite may include separate accounts, registered mutual funds, private investments funds and other client accounts. The Registrant believes that this updated disclosure lets investors know that different kinds of clients comprise the composites. However, the Registrant believes that setting out the specific composition of each composite would not add anything useful to the disclosure and would be burdensome.

Performance of Similar Small Cap Value Accounts Managed by NWQ (pg. 59 Management of the Funds - Advisers and Sub-Advisers)

11. Comment: Please confirm whether the Sub-Adviser manages substantially similar mutual funds as well as similar accounts or similar accounts only, as disclosed in this section. If there are similar mutual funds which the Sub-Adviser manages, please modify the disclosure to include this statement.

     Response: The Registrant has revised the disclosure for all composites to state that where composite performance is shown, the accounts included in the composite may include separate accounts, registered mutual funds, private investments funds and other client accounts. The Registrant believes that this updated disclosure lets investors know that different kinds of clients comprise the composites. However, the Registrant believes that setting out the specific composition of each composite would not add anything useful to the disclosure and would be burdensome.

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ING LargeCap Growth Fund (pg. 53 Management of the Funds - Advisers and
Sub-Advisers)

12. Comment: Please clarify the portfolio manager responsibilities and limitations of responsibilities for Mr. Shilling and Mr. Boselli.

     Response: The Registrant confirms that while only Mr. Shilling is the named Portfolio Manager for the Fund Mr. Boselli is significantly involved in the portfolio management and securities analysis for the Fund, and is part of the ultimate decision-making for the day-to-day management of the Fund. Accordingly, the disclosure has been revised to disclose that Mr. Shilling and Mr. Boselli share responsibility for the day-to-day management of ING LargeCap Growth Fund.

ING LargeCap Value Fund and ING MidCap Value Fund (pg. 54 and 56, Management of the Funds - Advisers and Sub-Advisers)

13. Comment: Please indicate Brandes' Large Cap Investment Committee's and Brandes' Mid Cap Investment Committee's respective lengths of service as portfolio managers for the Funds.

     Response: The disclosure has been revised.


COMBINED CLASS A, CLASS B, CLASS C, CLASS I, CLASS M, CLASS O, AND CLASS Q SHARES - STATEMENT OF ADDITIONAL INFORMATION

LargeCap Value Fund - Other Accounts Managed; MidCap Value Fund - Other Accounts Managed; Small Cap Value Fund - Other Accounts Managed (pg. 107, 109 and 110, respectively)

14. Comment: The footnote to the tables entitled "Other Accounts Managed" for LargeCap Value Fund, MidCap Value Fund and SmallCap Value Fund, respectively, states that "Brandes manages 20 accounts for which it receives an advisory fee based on the performance of the account." Please indicate whether the Portfolio Managers, specifically, manage any accounts for which Brandes receives an advisory fee based on the performance of the account.

     Response: The disclosure has been revised.


Portfolio Managers - Compensation (pg. 103)

15.  Comment: Under the "Compensation" section please indicate, as required by
     Item 15(b), whether pre- or after-tax performance of the Fund over a certain time period is used, whether any benchmarks or indexes are used in the analysis, and for what periods of time the performance is measured.

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     Response: The "Compensation" section currently reflects that the bonus is based on "one- and three-year pre-tax performance of the accounts the portfolio managers are primarily and jointly responsible for relative to account benchmarks and peer universe performance, and revenue growth of the accounts they are responsible for." The third full paragraph on page 103 defines the indices used for each Portfolio Manager per Fund.

Portfolio Transactions (pg. 124)

16. Comment: The Staff requested confirmation that the Funds are in compliance with Rule 12b-1(h) under the Investment Company Act of 1940.

     Response: The Registrants confirm that the Funds are in compliance with Rule 12b-1(h) under the Investment Company Act of 1940.

ANNUAL REPORT MAY 31, 2006

Shareholder Expense Examples (Unaudited) - Hypothetical Example for Comparison Purposes (pg. 38)

17. Comment: Currently, the Shareholder Expense Examples show the Actual Fund Return for ING MagnaCap Fund Class is 8.09, and the Hypothetical (5% return before expenses) is 8.00. The Staff noted that the Actual Fund Return for ING MagnaCap Fund Class M should be 8.34, and the Hypothetical (5% return before expenses) for ING MagnaCap Fund Class M should be 8.25.

     Response:The annualized expense ratio of 1.64% as listed in our 5/31/2006 annual report for ING MagnaCap Fund Class M is incorrect. It should have been 1.59%, according to the Financial Highlights section. Hence, based on a corrected annualized expense ratio of 1.59%, our actual and hypothetical expenses are in fact $8.09 and $8.00, respectively.

Advisory Contract Approval Discussion - Economies of Scale (pgs. 156 - 160)

18. Comment: The Staff commented that there is no discussion of how the Board of Trustees ("Board") considered and determined "Economies of Scale" in approving the Investment Management Agreements and Sub-Advisory Agreements for ING Fundamental Research Fund and ING Opportunistic LargeCap Fund.

     Response: The Registrant believes that this section fully details the Board's consideration and conclusion for the determination of "Economies of Scale." In the section entitled "Economies of Scale" the disclosure discusses that the Board considered Economies of Scale in regard to advisory and sub-advisory fees. In the "Fund-by-Fund Analysis" section for ING Fundamental Research Fund, the Registrant states that the Board considered a number of factors in regard to the Investment Management Agreement and Sub-Advisory Agreement, on behalf of

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     ING Fundamental Research. In addition, the concluding paragraph states that the Board determined that the proposed management fee rate and the sub-advisory fee rate are reasonable in the context of all factors considered by the board.

     The factors considered by the Board in regard to the Investment Management Agreement are highlighted in the last paragraph beginning on page 157. Specifically, in regard to "Economies of Scale," item number 5 describes the Board's consideration of "the fairness of ING Investment's compensation under an Investment Management Agreement with a breakpoint fee schedule where it is unknown whether or when the asset level necessary to achieve a breakpoint discount would be reached by the Fund."

     The factors considered by the Board in regard to the Sub-Advisory Agreement are highlighted in the second paragraph on page 158. Specifically, in regard to "Economies of Scale," item number 8 describes the Board's consideration of "the costs for the services to be provided by ING IM, including that it would charge a sub-advisory fee with breakpoints, and that the sub-advisory fee would be payable out of ING Investments' advisory fee and, therefore, these breakpoint discounts would affect the fees payable by ING Investments."

     Correspondingly, the identical discussions and conclusion of the Board in regard to "Economies of Scale" for the Investment Management Agreement and Sub-Advisory Agreement on behalf of ING Opportunistic LargeCap Fund can be found on pages 159 and 160.

SEMI-ANNUAL REPORT NOVEMBER 30, 2005

Advisory Contract Approval Discussion - Nature, Extent and Quality of Service
     (pgs. 135- 136)

19. Comment: The Staff commented that there is no discussion of how the Board considered and determined the appropriateness of the "Nature, Extent and Quality of Service," particularly for staffing, of the Advisers and Sub-Advisers.

     Response: The Registrants believe the section entitled, "Nature, Extent and Quality of Service" fully details the Board's consideration and conclusion of the appropriateness of the staffing of the Advisers and Sub-Advisers for the Funds. In the "Nature, Extent and Quality of Service" section, the Registrants state that the Board considered a number of factors in regard to the services provided by the Advisers and Sub-Advisers on behalf of the Funds. In addition, the sixth paragraph on page 136 states that the Board "concluded that the advisory and related services provided by the Adviser and Sub-Advisers are appropriate in light of the Funds' operations, the competitive landscape of the investment company business, and investor needs, and that the nature and quality of the overall services provided by the Adviser and Sub-Advisers were appropriate."

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     The factors considered by the Board in regard to the "Nature, Extent and
     Quality of Service," particularly of the staffing of the Adviser and Sub-Advisers, are highlighted in the fifth paragraph on page 136.



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Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
----------------------
Paul A. Caldarelli
Counsel
ING U.S. Legal Services

Attachment

cc:  Huey P. Falgout, Jr., Esq.
     ING Investments, LLC

     Jeffrey S. Puretz, Esq.
     Dechert LLP

     Reza Pishva
     Dechert LLP

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                                  ATTACHMENT A


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[ING Funds Logo]

September 19, 2006

VIA EDGAR

Mr. Brion R. Thompson, Esq.
Division of Investment Management
U.S.  Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

RE:  ING Equity Trust
     (File Nos. 333-56881; 811-8817)
     ING Investment Funds, Inc.
     (File Nos. 002-34552; 811-1939)

Dear Mr. Thompson:

ING Equity Trust and ING Investment Funds, Inc. ("Registrants") are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff's comments, or changes to disclosure in response to the Staff's comments, do not foreclose the Securities and Exchange Commission ("SEC") from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
------------------------
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments
cc:  Jeffrey Puretz, Esq.
     Dechert LLP